10027311

BD 2/26 *

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51664

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Milestone Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6331 Carmel Road
(No. and Street)

Charlotte (City) NC (State) 28226-8246 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph P. Lindsley 704-716-2749
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greer & Walker, LLP
(Name – *if individual, state last, first, middle name*)

201 South Tryon St, Suite 1500 (Address) Charlotte (City) NC (State) 28202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 23 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/1

OATH OR AFFIRMATION

I, Joseph P. Lindsley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Milestone Investments, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA M. SKINNELL NOTARY PUBLIC MECKLENBURG COUNTY, N.C.

Signature

President

Title

Laura M. Skinnell My Commission expires: 9-21-2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILESTONE INVESTMENTS, INC.

Statement of Financial Condition as of
December 31, 2009 and
Independent Auditors' Report

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Milestone Investments, Inc.:

We have audited the accompanying statement of financial condition of Milestone Investments, Inc. as of December 31, 2009, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Milestone Investments, Inc. as of December 31, 2009, in conformity with generally accepted accounting principles in the United States of America.

Greer + Walker, LLP

February 2, 2010

SOUTH TRYON SQUARE, 201 SOUTH TRYON STREET, SUITE 1500, CHARLOTTE, NC 28202 USA
TELEPHONE 704·377·0239 · FACSIMILE 704·377·8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAs · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

MILESTONE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	26,284
Receivables from other broker-dealers		114,180
Total current assets		140,464
PROPERTY:		
Office furniture and equipment		6,413
Less accumulated depreciation		1,818
Property, net		4,595
TOTAL	$	145,059

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accrued compensation and benefits allocation	$	14,322
STOCKHOLDERS' EQUITY:		
Common stock, no par; 100,000 shares authorized; 1,000 shares issued and outstanding		12,701
Retained earnings		118,036
Total stockholders' equity		130,737
TOTAL	$	145,059

See notes to statement of financial condition.

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). It provides mutual fund and variable annuity investment products to small and medium size employers in the southeastern and midwestern areas of the United States that sponsor qualified retirement plans and to individuals who are eligible for distributions from such plans. In addition, it provides investment advisory services to employers sponsoring qualified retirement plans. The Company is a limited broker-dealer and does not receive funds for investment nor does it hold securities for customers. Rather, all customer funds are delivered to, and securities are held with, either a mutual fund company broker-dealer or a variable annuity company broker-dealer.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions. At times, such deposits may exceed federally insured limits.

Receivables From Other Broker-Dealers – Receivables from other broker-dealers represent commissions due for mutual fund and group and individual variable annuity investment transactions. No allowance has been provided on these receivables because management believes all amounts are collectible. At December 31, 2009, receivables from two other broker-dealers represent approximately 83% of total receivables. No receivables from any other broker-dealers exceed 10% of total receivables.

Property – Property is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Income Taxes – The Company has elected to be taxed as an "S" corporation under the provisions of the Internal Revenue Code. Under such election, the Company's federal and state taxable income or loss is passed through to its stockholders for inclusion in their individual income tax returns. Therefore, no provision for income taxes is recognized in the accompanying financial statements. Temporary differences exist between income or loss recognized for financial reporting and income tax purposes. Such differences primarily relate to depreciation, and to the use of the accrual basis of accounting for financial reporting purposes and the cash basis of accounting for income tax purposes.

Effective January 1, 2009, the Company adopted the provisions of FASB ASC 740 that pertain to uncertainty in income taxes. This guidance, among other things, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, and disclosures. There were no liabilities for uncertain income tax positions recorded as of December 31, 2009.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 2, 2010, which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $24,517, which was $19,517 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.58 to 1.00 at December 31, 2009.